UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SAGE THERAPEUTICS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

78667J108

(CUSIP Number of Class of Securities)

Barry E. Greene

President and Chief Executive Officer

Sage Therapeutics, Inc.

215 First Street

Cambridge, Massachusetts 02142

(617) 299-8380

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to Schedule TO (together with any exhibits and annexes attached hereto, this “Amendment No. 2”), is filed by Sage Therapeutics, Inc., a Delaware corporation (the “Company”), and amends and supplements the Tender Offer Statement on Schedule TO filed by the Company with the Securities and Exchange Commission on January 23, 2024, as amended by Amendment No. 1 on January 31, 2024 (the “Schedule TO”). The Schedule TO relates to an offer by the Company (the “Exchange Offer”) to certain non-executive officer employee optionholders to exchange some or all of their eligible outstanding options to purchase shares of the Company’s common stock for replacement options to purchase shares of the Company’s common stock, upon the terms and subject to the conditions set forth in the Offer to Exchange Eligible Options for Replacement Options dated January 23, 2024 (the “Offer to Exchange”), attached as Exhibit (a)(1)(A) to the Schedule TO and amended to date, and incorporated herein by reference.

This Amendment No. 2 is being filed to reflect certain updates as described below. Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO and the Offer to Exchange.

Amendments to the Offer to Exchange

The Offer to Exchange and the corresponding Items of the Schedule TO into which such information is incorporated by reference are hereby amended as follows:

Summary Term Sheet – Forward Looking Statements.

Page 17 of the Offer to Exchange is amended and supplemented by replacing the first paragraph under the heading “Forward-Looking Statements” with the following:

This Offer to Exchange and our SEC reports referred to above include “forward-looking statements” that involve risks and uncertainties. All statements other than statements of historical facts contained in this Offer to Exchange are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “intends”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, “continue” or the negative of these terms or other comparable terminology. Any forward-looking statements in this Offer to Exchange reflect our current views with respect to future events and with respect to our business and future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, among other things, those described in the section titled “Risk Factors” included in our most recent Annual Report on Form 10-K filed with the SEC, as updated by our subsequent filings with the SEC, as they may be updated by our other filings with the SEC. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Summary Term Sheet – Risk Factors.

Page 18 of the Offer to Exchange is amended and supplemented by replacing the first paragraph under the heading “Risk Factors” with the following:

Participation in this Offer involves a number of potential risks and uncertainties, including those described below. The risk factors described below and the risk factors set forth under the heading entitled “Risk Factors” in our Annual Report on Form 10-K filed with the SEC on February 14, 2024, highlight the material risks related to Sage which may impact your decision of participating in this Offer. You should carefully consider these risks, and we encourage you to speak with your financial, legal and/or tax advisors before deciding whether to participate in this Offer. In addition, we strongly urge you to read the sections in this Offer to Exchange discussing the tax consequences of participating in this Offer, as well as the rest of this Offer to Exchange for a more in-depth discussion of the risks that may apply to you.

Page 18 of the Offer to Exchange is amended and supplemented by replacing the last paragraph with the following:

You should carefully review the risk factors contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and also the other information provided in this Option Exchange and the other materials that we have filed with the SEC, before making a decision on whether or not to tender your Eligible Options. You may access these filings electronically at the SEC’s website at www.sec.gov. In addition, we will provide without charge to you, upon your request, a copy of any or all of the documents to which we have referred you. See “Offering Memorandum — Additional Information” for more information regarding reports we file with the SEC and how to obtain copies of or otherwise review these reports. These reports can also be accessed free of charge at https://investor.sagerx.com/financial-information.

Offering Memorandum – Section 9. Information Concerning Sage.

Page 31 of the Offer to Exchange is amended and supplemented by replacing the third paragraph with the following:

We have presented below a summary of our consolidated financial data. The following summary consolidated financial data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which are incorporated herein by reference. The selected consolidated statements of operations data for the fiscal years ended December 31, 2023, and December 31, 2022, and the selected consolidated balance sheet data as of December 31, 2023, are derived from our audited consolidated financial statements that are included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023. Our historical results are not necessarily indicative of the results to be expected in any future period.

Page 32 of the Offer to Exchange is amended and supplemented by replacing the disclosure under the heading “Summary Consolidated Statements of Operations and Balance Sheets (in thousands, except share and per share data)” with the following:

	Year Ended December 31,
Operating data	2023	2022
Total revenue	$86,455	$7,686
Loss from operations	$(579,849)	$(546,989)
Net loss	$(541,489)	$(532,784)
Net loss per share - basic and diluted	$(9.05)	$(8.98)
Weighted average common stock outstanding - basic and diluted	59,836,441	59,306,094

Balance Sheet Data	December 31, 2023	December 31, 2022
Total current assets	$869,350	$1,336,980
Total assets	$882,277	$1,356,449
Total current liabilities	$82,747	$99,259
Total liabilities	$82,747	$103,850
Total stockholder’s equity	$799,530	$1,252,599

We had a net tangible book value of $13.28 per share as of December 31, 2023, our latest balance sheet date. This value was calculated using the net tangible assets of $$797.2 million as of December 31, 2023, divided by the number of outstanding shares of 60,043,643 as of December 31, 2023.

Offering Memorandum – Section 16. Additional Information.

Page 36 of the Offer to Exchange is amended and supplemented by replacing the first bullet under the first paragraph under “Section 16. Additional Information.” with the following:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 14, 2024;

Page 36 of the Offer to Exchange is amended and supplemented by replacing the fourth bullet under the first paragraph under “Section 16. Additional Information.” with the following:

•

the description of our common stock contained in our registration statement on Form 8-A, which was filed with the SEC on July 15, 2014, as the description therein has been updated and superseded by the description of our common stock contained in Exhibit 4.2 of our Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on February 14, 2024, including any amendment or report filed for the purpose of updating such description.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SAGE THERAPEUTICS, INC.

Date: February 14, 2024	By:	/s/ Barry E. Greene
President and Chief Executive Officer